

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

R. Steven Hicks
Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, Texas 78701

      Re: Capstar Special Purpose Acquisition Corp.
          Form 10-K/A for the fiscal year ended December 31, 2020
          Filed July 8, 2021
          File No. 001-39362

Dear Mr. Hicks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences